Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:                     Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

July 23, 2008

Sierra Wireless Reports Second Quarter 2008 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting second quarter 2008 results.

Our results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles.

“In the second quarter of 2008, we experienced strong momentum in our business and achieved record quarterly revenue and operating earnings” said Jason Cohenour, President and Chief Executive Officer.  “Our revenue grew by 45% and earnings from operations were up 77% compared to the second quarter of 2007.  Our strong year over year improvement was driven by continued momentum in sales of our PC Adapter products, growth in our embedded modules business, the addition of AirLink and disciplined cost management.

Looking ahead, our short term view is cautious given the expected erosion in sales of our embedded modules to PC OEMs combined with macro economic uncertainty in our key markets.  Longer term, we continue to be encouraged by the growth opportunities in our market segments.  Mobile broadband services continue to expand and improve around the world, customer awareness of these compelling services is growing, market segments and applications are expanding and overall market penetration is still very low.  Based on this outlook and our confidence in our ability to execute, we are continuing to invest in further strengthening and broadening our market position.”

Q2 2008 Financial Results

Our revenue for the second quarter of 2008 amounted to a record $155.7 million, gross margin was $43.2 million, or 27.8% of revenue, operating expenses were $28.8 million and net earnings were $11.0 million, or diluted earnings per share of $0.35.  Our results for Q2 2008 include $0.7 million of pre-tax transaction costs related to the termination of the CradlePoint acquisition.  Excluding these transaction costs, earnings per share would have been $0.36.  We generated $14.6 million of cash from operations during the second quarter and our balance sheet remains strong, with $217.0 million of cash, short and long-term investments.

Results for the second quarter of 2008, relative to guidance provided on April 29, 2008 are as follows:

Second quarter revenue for 2008 of $155.7 million was better than our guidance of $154.0 million. Our earnings from operations were $14.4 million, better than our guidance of $13.9 million.  Our net earnings of $11.0 million, or diluted earnings per share of $0.35, were in line with our guidance of net earnings of $11.0 million, or diluted earnings per share of $0.35.

Results for the second quarter of 2008, compared to the second quarter of 2007 are as follows:

Second quarter revenue increased by 45% to $155.7 million in 2008 from $107.4 million for the same period in 2007. Gross margin for the second quarter of 2008 was 27.8% of revenue, compared to 27.0% for the same period in 2007. Operating expenses were $28.8 million and earnings from operations were $14.4 million in the second quarter of 2008, compared to $20.9 million and $8.1 million, respectively, in the same period of 2007. Net earnings for the second quarter of 2008 were $11.0 million, or diluted earnings per share of $0.35, compared to net earnings of $6.7 million, or diluted earnings per share of $0.25, in the same period of 2007.

Our results include stock-based compensation expense and amortization resulting from the acquisitions of AirPrime, Inc. in 2003 and AirLink in May 2007.  In addition, our results also include transaction costs related to the termination of the CradlePoint acquisition.  Adjusting for these amounts, our non-GAAP results are as follows:

(in millions of U.S. dollars)	Q2 2008	Q2 2007

Earnings from operations – GAAP	$14.4	$8.1
Stock-based compensation	1.7	1.2
Acquisition related amortization	0.9	0.6
Transaction costs related to terminated acquisition	0.7	—
Earnings from operations – Non-GAAP	$17.7	$9.9

Net earnings – GAAP	$11.0	$6.7
Net earnings – Non-GAAP	13.3	8.0

Diluted earnings per share – GAAP	$0.35	$0.25
Diluted earnings per share – Non-GAAP	0.42	0.30

Results for the second quarter of 2008, compared to the first quarter of 2008 are as follows:

Revenue for the second quarter of 2008 increased by 10% to $155.7 million, compared to $141.9 million in the first quarter of 2008. Gross margin was 27.8% of revenue in the second quarter of 2008, compared to 27.7% in the first quarter of 2008. Operating expenses were $28.8 million and earnings from operations were $14.4 million in the second quarter of 2008, compared to $28.0 million and $11.4 million, respectively, in the first quarter of 2008. Net earnings for the second quarter of 2008 were $11.0 million, or diluted earnings per share of $0.35, compared to net earnings of $9.7 million, or diluted earnings per share of $0.31, in the first quarter of 2008.

Second Quarter and Recent Highlights Included:

•                  We launched our new Compass 597 USB modem with Sprint and commenced commercial volume shipments.  The Compass 597 is the smallest USB modem on the market and supports many innovative features, including integrated GPS, on board memory for file storage, our TRU-Install software for rapid, easy installation without a CD and TRU-Flow, which substantially accelerates data throughput for end users.

•                  We commenced our first shipments of the Compass 885, our new USB modem for HSPA networks, to O2 in the UK.  The Compass 885 is the smallest HSPA USB modem on the market and supports the same, robust feature set as the Compass 597.

•                  We introduced the MC8790 and MC8790V embedded modules for HSPA networks which we expect will provide our OEM customers with two new highly functional, yet cost effective embedded solutions.

•                  CalAmp Corp. selected our embedded modules to provide mobile broadband connectivity for CalAmp’s recently launched Dataradio CiPHR IP Router/Radio Modem, a rugged wireless data communications and networking platform for public safety applications.

•                  Alcatel-Lucent selected Sierra Wireless to supply embedded modules for its wireless laptop security, management, and tracking system, the OmniAccess 3500 Nonstop Laptop Guardian (NLG).  The NLG is currently available to enterprises through Sprint as the SprintSecure Laptop Guardian.

•                  ERCO & GENER, a provider of communication systems for the French and export markets, selected our embedded modules to provide HSPA network connectivity for the GenPro 30e modem. The GenPro 30e modem is designed for M2M applications and is currently available in several European markets.

•                  We announced a significant enhancement to our line of AirLink™ MP rugged intelligent gateways. The new MP 595W, MP 880W and MP 881W intelligent gateways support Wi-Fi hotspot and full routing capabilities to simplify installation and communication between the gateways and mobile computers.

•                  We announced the addition of IPsec virtual private network security enhancements to ALEOS™, the robust embedded intelligence available exclusively in our line of AirLink intelligent wireless gateways.  This enhancement will improve data security on ALEOS-powered Sierra Wireless AirLink platforms.

•                  We added the PinPoint XT, an intelligent gateway ideally suited for vehicle tracking, fleet management and telematics solutions, to our AirLink product line. The PinPoint XT is expected to be available for GSM and CDMA networks worldwide in the second half of 2008.

•                  The AirLink HSUPA product line was certified for use on the AT&T BroadbandConnect high-speed wireless network in the United States. The AirLink Raven X, Pinpoint X and MP 881W are the first HSUPA-enabled standalone rugged mobile and M2M devices available that take full advantage of the faster data speeds provided by AT&T’s HSUPA network.

•                  On April 7, 2008, we signed a definitive agreement to acquire CradlePoint, Inc.  Under the terms of the definitive agreement, we had expected to pay cash consideration of $21.8 million and would have issued 462,963 shares to the shareholders of CradlePoint. On July 7, 2008, we announced that we had terminated the agreement to acquire CradlePoint as a result of one of the conditions of closing not being met.

•                  During the second quarter, we received regulatory approval to purchase up to 1,567,378 of our common shares (representing approximately 5% of our common shares outstanding as of May 21, 2008) by way of a normal course issuer bid (“the Bid”) on the Toronto Stock Exchange and the NASDAQ Global Market.  As of June 30, 2008, no common shares have been purchased under the Bid.

Financial Guidance

The following guidance for the third quarter of 2008 reflects our current business indicators and expectations.

Our guidance for the third quarter reflects the expected erosion in sales of our embedded modules to PC OEMs combined with macro economic uncertainty in our key markets.

Inherent in this guidance are risk factors that are described in detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Non-GAAP Adjustments
Q3 2008 Guidance	GAAP	Stock Comp	Acquisition Amortization (1)	Non- GAAP

Revenue	$140.0 million			$140.0 million
Earnings from operations	$11.0 million	$1.7 million	$0.7 million	$13.4 million
Net earnings	$8.5 million	$1.1 million	$0.5 million	$10.1 million
Diluted earnings per share	$0.27/share			$0.32/share

(1) Represents purchase price amortization associated with the acquisition of AirLink Communications, Inc. in May 2007 and the acquisition of AirPrime, Inc. in 2003.

Conference Call, Webcast and Instant Replay

We will host a conference call to review our results on Wednesday, July 23, 2008 at 2:30 PM PST, 5:30 PM EST. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please connect approximately ten minutes prior to the commencement of the call.

Telephone participation:

Please dial the following number:

1-800-733-7560   Passcode:  Not required

or

1-416-644-3414   Passcode:  Not required

Webcast (to listen):

The Company will also broadcast its conference call over the Internet. To access the web broadcast, click on this URL or enter:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2284040

This webcast event will be optimized for Microsoft Windows Media Player version 9. To download go to: http://www.microsoft.com/windows/windowsmedia/download.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial: 1-877-289-8525 or 1-416-640-1917

Passcode:  21271682#

The webcast will be available at the above link for 90 days following the call.

We look forward to having you participate in our call.

Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all financial guidance for the third quarter of 2008, disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR – TSX: SW) modems and software connect people and systems to mobile broadband networks around the world. The Company offers a diverse product portfolio addressing enterprise, consumer, original equipment manufacturer, specialized vertical industry, and machine-to-machine markets, and provides professional services to customers requiring expertise in wireless design, integration and carrier certification. For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Revenue	$155,698	$107,379	$297,647	$192,807
Cost of goods sold	112,490	78,383	215,104	140,494
Gross margin	43,208	28,996	82,543	52,313

Expenses
Sales and marketing	7,928	4,923	15,763	9,020
Research and development	14,063	11,606	27,832	21,491
Administration	5,601	3,448	10,685	6,589
Amortization	1,212	889	2,493	1,557
	28,804	20,866	56,773	38,657
Earnings from operations	14,404	8,130	25,770	13,656

Other income	1,269	758	3,728	2,007
Earnings before income taxes	15,673	8,888	29,498	15,663
Income tax expense	4,702	2,218	8,850	3,736
Net earnings	10,971	6,670	20,648	11,927
Deficit, beginning of period	(30,925)	(67,804)	(40,602)	(73,061)
Deficit, end of period	$(19,954)	$(61,134)	$(19,954)	$(61,134)

Earnings per share for the period:
Basic	$0.35	$0.25	$0.66	$0.46
Diluted	$0.35	$0.25	$0.66	$0.45

Weighted average number of shares (in thousands)
Basic	31,371	26,405	31,356	26,065
Diluted	31,512	26,722	31,469	26,340

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2008	December 31, 2007
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$143,641	$83,624
Short-term investments	53,598	92,980
Accounts receivable	98,358	83,015
Inventories	26,912	24,989
Deferred income taxes	3,224	3,556
Prepaid expenses	7,744	9,229
	333,477	297,393

Long-term investments	19,764	19,757
Fixed assets	20,011	15,274
Intangible assets	16,298	17,418
Goodwill	31,996	32,541
Deferred income taxes	1,359	1,156
Other	—	1,482
	$422,905	$385,021

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$36,698	$31,163
Accrued liabilities	63,044	53,691
Deferred revenue and credits	363	534
Current portion of long-term liabilities	252	277
	100,357	85,665

Long-term liabilities	466	581
Deferred income taxes	3,151	3,451

Shareholders’ equity:
Share capital	329,205	328,323
Additional paid-in capital	8,461	6,374
Warrants	1,538	1,538
Deficit	(19,954)	(40,602)
Accumulated other comprehensive loss	(319)	(309)
	318,931	295,324
	$422,905	$385,021

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Cash flows from operating activities:
Net earnings for the period	$10,971	$6,670	$20,648	$11,927
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	4,028	4,116	7,799	6,925
Stock-based compensation	1,657	1,219	3,295	2,104
Loss (gain) on disposal	(2)	(20)	73	(20)
Utilization of pre-acquisition tax losses	—	602	—	802
Deferred income taxes	(54)	41	(170)	41
Changes in operating assets and liabilities
Accounts receivable	2,434	(16,220)	(16,311)	(8,715)
Inventories	3,215	(4,492)	(1,924)	(13,548)
Prepaid expenses and other assets	2,115	1,075	2,967	2,349
Accounts payable	(11,867)	7,193	5,535	18,353
Accrued liabilities	2,124	6,783	9,354	(3,495)
Deferred revenue and credits	(15)	(9)	(171)	217
Net cash provided by operating activities	14,606	6,958	31,095	16,940

Cash flows from investing activities:
Business acquisitions	(35)	(11,512)	(35)	(11,893)
Proceeds on disposal	2	21	2	21
Purchase of fixed assets	(5,110)	(1,893)	(10,019)	(4,719)
Increase in intangible assets	(595)	(205)	(884)	(382)
Purchase of short-term investments	(38,024)	(9,602)	(75,596)	(64,104)
Proceeds on maturity of short-term investments	69,723	49,664	115,920	86,874
Net cash provided by investing activities	25,961	26,473	29,388	5,797

Cash flows from financing activities:
Issue of common shares, net of share issue costs	607	2,420	684	2,549
Purchase of shares for restricted share unit plan	(1,011)	—	(1,011)	—
Increase (decrease) in long-term liabilities	(46)	12	(139)	(497)
Net cash provided by (used in) financing activities	(450)	2,432	(466)	2,052

Net increase in cash and cash equivalents	40,117	35,863	60,017	24,789
Cash and cash equivalents, beginning of period	103,524	35,364	83,624	46,438
Cash and cash equivalents, end of period	$143,641	$71,227	$143,641	$71,227